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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)

                               V.F. Corporation
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   918204108
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                                 (CUSIP Number)

                                January 31, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  918204108                                         Page 1 of 4 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        William E. Pike


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization               United States


    Number of Shares             5) Sole Voting Power                    *
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                  *


                                 7) Sole Dispositive Power               *


                                 8) Shared Dispositive Power             *


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person     *


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [   ]


   11)  Percent of Class Represented by Amount in Row (9)                    *


   12)  Type of Reporting Person (See Instructions)                         IN


   * See the response to Item 5.
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ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

The reporting person has ceased to own beneficially more than 5% of the stock.
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 10, 1999
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         Date

         /s/ William E. Pike
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         Signature - William E. Pike